UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 20)*

Urban Outfitters, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

917047102

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 917047102	Page 2 of 5 Pages

1	Names of reporting persons Richard A. Hayne
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 25,566,300
	6	Shared voting power 22,633 (represents Reporting Person’s shares held in the Urban Outfitters, Inc. 401(k) Plan as of January 31, 2014)
	7	Sole dispositive power 25,588,933
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 25,588,933
10

Check if the aggregate amount in Row (9) excludes certain shares (see instructions)    ☒

    Row 9 excludes 3,814,211 shares owned by Reporting Person’s spouse of which the Reporting
    Person disclaims beneficial ownership.

11	Percent of class represented by amount in Row 9 17.4% (based on 147,309,575 Common Shares outstanding as of January 31, 2014, as provided by the issuer)
12	Type of reporting person (see instructions) IN

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CUSIP NO. 917047102		Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer.

Urban Outfitters, Inc.

(b)	Address of Issuer’s Principal Executive Offices.

5000 South Broad Street

Philadelphia, Pennsylvania 19112

Item 2.

(a)	Name of Person Filing.

Richard A. Hayne

(b)	Address of Principal Business Office or, if none, Residence.

5000 South Broad Street

Philadelphia, Pennsylvania 19112

(c)	Citizenship.

United States

(d)	Title of Class of Securities.

Common Shares

(e)	CUSIP Number.

917047102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP NO. 917047102		Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount Beneficially Owned.

25,588,933 Common Shares (Excludes 3,814,211 shares owned by the Reporting Person’s spouse of which the Reporting Person disclaims beneficial ownership).

(b)	Percent of Class.

17.4% (based on 147,309,575 Common Shares outstanding as of January 31, 2014, as provided by the issuer)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 25,566,300

(ii)	shared power to vote or to direct the vote: 22,633 (represents Reporting Person’s shares held in the Urban Outfitters, Inc. 401(k) Plan as of January 31, 2014)

(iii)	sole power to dispose or to direct the disposition of: 25,588,933

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

62,440 shares being reported as beneficially owned by the Reporting Person are held by The Hayne Foundation, which has the right to receive dividends from, and the proceeds from the sale of, such shares.

5,794,516 shares being reported as beneficially owned by the Reporting Person are held by Hayne GRAT #2 (the “GRAT”), a grantor retained annuity trust of which the Reporting Person is the sole trustee and beneficiary during the term of the GRAT. Upon termination of the GRAT, a trust of which certain of the Reporting Person’s children are the beneficiaries has the right to receive the property of the GRAT or the proceeds from the sale of the property of the GRAT.

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CUSIP NO. 917047102		Page 5 of 5 Pages

157,233 shares being reported as beneficially owned by the Reporting Person are held by the Richard and Margaret Hayne 2012 Trust, of which members of the Reporting Person’s immediate family are among the beneficiaries.

138,223 shares being reported as beneficially owned by the Reporting Person are held by the David A. Hayne 2012 Trust, of which members of the Reporting Person’s immediate family are among the beneficiaries.

127,350 shares being reported as beneficially owned by the Reporting Person are held by the Jessica M. Hayne 2012 Trust, of which members of the Reporting Person’s immediate family are among the beneficiaries.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

/s/ Richard A. Hayne
Richard A. Hayne
President